May 26, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated May 12, 2010 and is being sent to you concurrently with the filing of Amendment No. 8 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 8 and a “clean” copy of Amendment No. 8 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1. We have modified our disclosure to show a more recent source, from 2010, forming the basis for our belief that the this sector of the business process outsourcing industry will approach 20% in 2010.

2. We have previously provided you copies with the information we site in the Overview section of the Registration Statement.

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With respect to the new information we included in Amendment No. 7 and Amendment No. 8, in an effort to update the information pursuant to your earlier request, we include with this letter a copies of the newly-sited information.

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We have removed any direct quotations by individuals, and instead cite the publication in which the analysis appears. We believe that we have engaged in the fair use of the data and that the explicit consent of the authors is not necessary for the use of such data. The fact that we have made efforts to cite the data, we believe, is sufficient for the fair use thereof.

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The sixth full paragraph on page 20 of the Registration Statement clearly has stated throughout this entire process that "We may also expand operations to some foreign countries, for both the benefit of our clients, and to generate greater profits as a result of lower operational costs. As an example, such operational costs would consist of lower average wages for workers. Expansion to overseas markets in business process outsourcing has been commonplace for the last decade." As such, the reference to the growth of the BPO industry in other countries is quite germane because (a) the Company may in the future expand its operations to these foreign countries, (b) these foreign countries supply the outsourced labor for American outsourcing, and so growth in BPO outsourcing in foreign countries suggests growth in the United States, and (c) the growth of the BPO industry in foreign countries is indicative of the overall growth of the BPO market throughout the world as a whole, which trends favor the Company's business and positioning.

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We have removed the direct references to specific internet addresses or Universal Resource Locators (URLs).

3. We have revised the Registration Statement to provide additional disclosure related to the Company's proposed finance and accounting outsourcing offering. We have also revised the business plan to offer further description on the Company's planned finance and accounting outsourcing offerings, and include a revised copy of that business plan with this letter.

We hope that the information provided in this letter and set forth in Amendment No. 8 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

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